77D.     POLICIES WITH RESPECT TO SECURITY INVESTMENTS

         The Board of Trustees approved changes to the name and investment strategies of the Emerging Growth Fund, effective January 3, 2006. The Fund changed its name to `Mid Cap Growth Fund' and adopted a strategy to invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in common stocks of mid cap companies. The Fund also eliminated its strategy of investing primarily in emerging growth companies.